Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT REPORTS SECOND QUARTER 2015 RESULTS
Net Income of $1.2 Billion; $2.6 Billion for the Six Months
Funds From Operations of $520 Million

TORONTO, August 7, 2015 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended June 30, 2015.

“Our businesses performed well through the first two quarters, delivering solid results. Over $10 billion was committed to our real asset investment strategies to date this year and we continue to see opportunities to put capital to work at attractive valuations,” said Brookfield CEO Bruce Flatt.

Flatt also stated: “We deployed approximately $7 billion on investments in the first six months and are generating significant returns from newly acquired assets such as Canary Wharf, our European telecom towers and our South American rail networks.”

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Net income for the second quarter totalled $1.2 billion, or $0.62 per share. Net income benefitted from continued expansion of our operations, although valuation and transactional gains were lower than last year.  Net income for the six months increased by 10% to $2.6 billion and on a last twelve months (“LTM”) basis, increased by 15% to $5.4 billion.

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Funds from operations (“FFO”) for Brookfield shareholders during the quarter totalled $520 million, or $0.50 per share. We continued to expand our asset management operations, raising fee bearing capital within all of our strategies. This contributed to a 44% increase in fee related earnings. We experienced improved operating results across most of our businesses, although, contributions from our renewable energy operations and our housing businesses were lower.

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Fee bearing capital increased by $15 billion over the last twelve months to nearly $100 billion. The run rate of fee revenues increased 19% to $836 million on a LTM basis and our annualized fee base, including target carried interest, increased to $1.4 billion.

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We committed $4 billion of capital to new investments during the quarter, including transport assets in Brazil, wind developments in Scotland and a UK resort property operator. This increases the amount of capital deployed over the past twelve months to more than $16 billion.

Financial Results
	Three Months Ended		Six Months Ended		Last Twelve Months Ended
For the periods ended June 30 US$ millions (except per share amounts)	2015	2014	2015	2014	2015	2014

Net income1	$1,199	$1,558	$2,637	$2,401	$5,445	$4,746
Per Brookfield share2	0.62	0.79	1.35	1.32	3.14	2.86

Funds from operations2,3	$520	$569	$1,077	$1,061	$2,176	$3,284
Per Brookfield share2,3	0.50	0.56	1.04	1.04	2.12	3.33
1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3

1 |  Brookfield Asset Management Inc. – Q2 2015 News Release

Operating Highlights

We continued to expand our fee bearing capital and annualized fee revenues.

Fee bearing capital increased to approximately $100 billion at quarter end; net inflows totalled $15 billion over the last twelve months, including $5 billion in the current quarter. Fee related earnings grew by 44% to $127 million in the quarter, as fees were earned on a higher capital base with relatively small increases in related costs.

Our listed and private fund strategies continue to benefit from a robust pipeline of client capital, providing balanced growth; in the most recent quarter the $5 billion of additional capital came primarily from our private funds, whereas during 2014 most of the additional capital came from our listed partnerships and public securities businesses.

We commenced marketing a number of private funds earlier this year and have raised $8 billion through the first half of the year, representing 60% of our original fundraising target. We expect to meet or exceed our current fundraising targets and be in a position to launch an additional $10 to $15 billion of fundraising by the end of the year. Our public markets business increased assets under management by $2 billion to $19 billion, over the past year. Total assets under management were $218 billion at the end of the quarter.

We announced or completed acquisitions and capital expansions over the past twelve months that will deploy over $16 billion of capital.

We invested in transportation assets in Brazil, a UK resort property operator, an oil and gas business in Australia and wind developments in Scotland. We continue to see opportunities to make investments at attractive valuations in almost all of our businesses and regions. We also continued to develop our Irish wind business and office properties in New York, London, Toronto, Calgary and Perth, amongst other internal development projects.

We increased cash flow and created value with growth initiatives and operational improvements in our major businesses.

Our asset management activities generated fee related earnings of $127 million during the quarter. Fee revenues increased 24% to $230 million in quarter and benefitted from increased capitalization levels at our flagship listed partnerships and performance-based fees that are linked to increases in cash distributions, as well as additional fees earned on a 25% increase in private fund fee bearing capital over the year. We realized $15 million in carried interests in the current quarter following dispositions of properties in a mature private fund.

We recorded $324 million of FFO from our property group, up 20% from the 2014 quarter, as a result of asset sales and growth initiatives including our increased ownership of our North American office portfolio, opportunistic property acquisitions and higher rental rates in our core markets. We capitalized on increased valuations by selling mature properties, realizing disposition gains of $181 million on the sale of these properties.

Our renewable energy business produced $66 million of FFO. Pricing improved modestly, however generation was 11% below long-term average hydrology and wind conditions. FFO in the prior year was $83 million, when generation levels across the portfolio were more in line with long-term averages.

Our infrastructure operations contributed FFO of $61 million, a 15% year-over-year increase, due to internal growth initiatives and strong performance from newly acquired assets such as our European telecom towers and Brazilian rail and ports business. FFO from operations owned during both periods increased by 11% prior to the impact of lower exchange rates on non-U.S. operations.

Our private equity group recorded $12 million of FFO, reflecting the impact of lower prices realized at our energy-related and building products investments, and reduced level of transactional gains, compared to last year. Our residential operations experienced slower market conditions both in North America and Brazil, resulting in reduced volumes and a $55 million decrease in FFO in the quarter compared to the previous year.

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Dividend Declaration

The Board declared a quarterly dividend of US$0.12 per share (representing US$0.48 per annum), payable on September 30, 2015 to shareholders of record as at the close of business on August 31, 2015. The Board declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted and make reference to Funds From Operations (“FFO”).

We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

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FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

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Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

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Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2015 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for three and six months ended June 30, 2015, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

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Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2015 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on August 7, 2015 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

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Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

(Unaudited)	June 30	December 31
US$ millions	2015	2014
Assets
Cash and cash equivalents	$2,923	$3,160
Other financial assets	5,586	6,285
Accounts receivable and other	6,937	8,845
Inventory	5,414	5,620
Assets classified as held for sale	1,499	2,807
Equity accounted investments	20,167	14,916
Investment properties	46,652	46,083
Property, plant and equipment	34,599	34,617
Intangible assets	4,326	4,327
Goodwill	1,478	1,406
Deferred income tax assets	1,417	1,414
Total Assets	$130,998	$129,480

Liabilities and Equity
Accounts payable and other	$11,117	$10,408
Liabilities associated with assets classified as held for sale	617	1,419
Corporate borrowings	3,826	4,075
Non-recourse borrowings
Property-specific mortgages	40,332	40,364
Subsidiary borrowings	8,698	8,329
Deferred income tax liabilities	7,951	8,097
Subsidiary equity obligations	3,435	3,541
Equity
Preferred equity	3,549	3,549
Non-controlling interests in net assets	30,006	29,545
Common equity	21,467	20,153
Total Equity	55,022	53,247
Total Liabilities and Equity	$130,998	$129,480

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
(Unaudited) For the periods ended June 30 US$ millions (except per share amounts)	2015	2014	2015	2014

Revenues	$4,923	$4,673	$9,319	$9,011
Direct costs	(3,595)	(3,229)	(6,601)	(6,219)
	1,328	1,444	2,718	2,792
Other income and gains	12	162	12	197
Equity accounted income	603	345	870	619
	1,943	1,951	3,600	3,608
Expenses
Interest	(725)	(639)	(1,426)	(1,265)
Corporate costs	(29)	(33)	(58)	(66)
	1,189	1,279	2,116	2,277
Fair value changes	70	996	1,183	1,711
Depreciation and amortization	(428)	(371)	(829)	(747)
Income tax	368	(346)	167	(840)
Net income	$1,199	$1,558	$2,637	$2,401

Net income attributable to:
Brookfield shareholders	$645	$785	$1,374	$1,326
Non-controlling interests	554	773	1,263	1,075
	$1,199	$1,558	$2,637	$2,401

Net income per share
Diluted	$0.62	$0.79	$1.35	$1.32
Basic	0.64	0.81	1.39	1.35

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SUMMARIZED FINANCIAL RESULTS

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

	Funds from Operations1,2
(Unaudited) For the periods ended June 30 US$ millions (except per share amounts)	Three Months Ended		Six Months Ended
	2015	2014	2015	2014
FFO from operating activities	$334	$422	$727	$806
Realized carried interest3	15	─	17	3
Realized disposition gains4	171	147	333	252
Funds from operations1,2	$520	$569	$1,077	$1,061

Per share	$0.50	$0.56	$1.04	$1.04

	Three Months Ended2		Six Months Ended2
(Unaudited) For the periods ended June 30 US$ millions (except per share amounts)	2015	2014	2015	2014
FFO from operating activities	$334	$422	$727	$806
Realized carried interest3	15	─	17	3
Realized disposition gains4	(20)	60	(20)	95
Fair value changes	268	672	907	1,240
Depreciation and amortization	(197)	(174)	(379)	(351)
Income tax	245	(195)	122	(467)
Net income	$645	$785	$1,374	$1,326

Per share	$0.62	$0.79	$1.35	$1.32

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

	Three Months Ended		Six Months Ended
(Unaudited) For the periods ended June 30 US$ millions	2015	2014	2015	2014
Net income prior to fair value changes, depreciation and amortization and income tax (see page 7)	$1,189	$1,279	$2,116	$2,277
Adjust for:
Fair value changes within equity accounted income	(257)	(74)	(238)	(88)
Current income taxes	(37)	(36)	(71)	(73)
Realized disposition gains not included in net income	191	87	353	157
	1,086	1,256	2,160	2,273
Non-controlling interest	(566)	(687)	(1,083)	(1,212)
Funds from operations1,2	$520	$569	$1,077	$1,061

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance
4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

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